Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SoloQi® Corp
8362 Pines Blvd. #290
Pembroke Pines, FL 33024
https://soloqi.com/

Up to $1,070,000.00 in Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SoloQi® Corp
Address: 8362 Pines Blvd. #290, Pembroke Pines, FL 33024
State of Incorporation: DE
Date Incorporated: February 28, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 428,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Votings Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

With an investment of $500 get SoloQi PRO

With any investment of up to $1000 get a SoloQi + X MOUNT

With a $2,500 investment, get 1 SoloQi 360 ecosystems

With a $5,000 investment, get 2 SoloQi 360 ecosystems Customized Mag Pads with your brand logo.

With a $10,000 investment, **get 10% bonus shares** + 4 free SoloQi 360 ecosystems + Customized Mag Pads with your brand logo + Free Event service - portable chargers for all your guests with branded Mag Pads.

With a $20,000 investment **get 15% bonus share** + 6 free SoloQi 360 ecosystems + Customized Mag Pads with your brand logo + Free Event service - portable chargers for all your guests with branded Mag Pads.

The 10% Bonus for StartEngine Shareholders

SoloQi Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

 SoloQi gives us the freedom to use our phone undisrupted by taking the charging worries out of the equation. Utilizing wireless charging technology to create practical wireless solutions that are convenient, portable, fast, universal, stylish, while embedding unique functions to provide an unparalleled experience for the user at a radically fair price.

A different refreshing approach to product design, business strategy, and technology made necessary with the growing demand for increasing phone usage.

Fueled by the development of all smartphones becoming Qi-enabled. Qi wireless technology is gradually dominating the charging industry for the foreseeable future, SoloQi adopts this technology to create one of the first wireless charging ecosystem not only for portable use but a complete charging system, that can magnetically charge any phone, not only on the go but also in the car, at the office, at home and anywhere in between.

We are paving the way for mass-market penetration by collaborating with luxury brands, retailers, sales reps, services providers, and licensing deals, nationally and internationally.

In the local market, we've signed with ActionLink, Imminent VC's, and b8ta. In the international market, we signed with Artcom Europe, LiTMUS Australia, and b8ta Japan.

Business plan:

B2B: with new collaboration opportunities coming on a daily basis. We are forming strong alliances with large brands to facilitate the penetration of SoloQi into events, trade shows, conferences, concerts, and festivals to replace the outdated charging stations and introduce the product for rent or purchase to a mass audience at once.

Online: we are partnering with large online marketplaces to increase sales, as well as our website to grow our online community, increase brand awareness, and online sales.

Focused on our sole mission to become a luxury brand with a mass appeal.

Competitors and Industry

Our major competitors include large players such as Sony, Samsung, Zagg and Anker.

As our partner at IMMINENT VC said, he hasn't seen any major innovation in the wireless charging industry for a while until he saw our products.

Our main competitor, a company called Mophie, was the last major innovation in the charging industry over a decade ago. Mophie was so successful and popular that even Apple stores made them available for purchase alongside their phone cases at their stores, however, this relationship didn't last for long, by the time they were expelled from apple stores, Zagg acquired them for $100M.

Current Stage and Roadmap

We have $370K in inventory, in our Los-Angeles based facility. All our products are readily available for mass distribution

Including10 SKUS's in total:

- 360 in 3 colors

- PRO in 3 colors

- SLIM in 3 colors

- X Car|Desk Mount

Since our soft launch on November 1st, 2019, the best traction in sales we had happened offline, mainly in b8ta stores and tradeshows. We had many events scheduled that were canceled and Due to COVID-19, which made us shift our focus to marketing online.

With growing international demand, we are collecting the funds to manufacture.

Our future steps include the expansion of existing products to mass distribution locally and internationally.

Remaining at the forth front of innovation and ahead of the curve by creating new wireless charging solutions correlating with the technological advancements.

Our plan for 2020 is to manufacture more products to build momentum toward the holiday season.

For 2021, in light of the pandemic, we will continue to strengthen our partnerships with online distributors, and in case the events will resume we will be ready to execute our licensing model with on-site agents.

Focusing all our efforts on becoming an established luxury brand.

The Team

Officers and Directors

Name: Solo Avital

Solo Avital's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Director, Founder
  Dates of Service: February 28, 2019 - Present
  Responsibilities: Product design, the overall manager of the company. Solo currently receives $5,000 in salary.

- **Position:** Product Designer
  Dates of Service: February 28, 2019 - Present
  Responsibilities: From design to prototype to a finished product, packaging design, and all the visual content.

Other business experience in the past three years:

- **Employer:** Happyzoda Film Productions
  Title: Filmmaker / CGI Post Production expert
  Dates of Service: July 18, 1999 - December 11, 2017
  Responsibilities: Produce small to big budgets visual effects for TV and Cinema - more info on IMDb

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in SoloQi involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase

of any of the common stocks should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in SoloQi should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in SoloQi.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Furthermore, the business projections are based on our additional revenue model involving events, tradeshows, conferences, festivals, and servicing hotels, restaurants, shared offices, and additional establishment. Due to the uncertainty and loss of significant revenue related to those specific industries, their ability to resume operations and form such partnerships cannot be determined at the moment.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. Since our company has been in the market for several months only, the valuation is largely based on traction made so far including local and international demand for our products increasing on a daily basis, however we lack substantial track record to predict an accurate evaluation.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Depending on the funds we raise, we will allocate the resources in a way that secures the continuation of the company and may be obligated to shift our budget allocation to ensure the company will remain sustainable and operational and on a secure path to growth.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and

such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. As a minority, your judgment will be welcome and encouraged but will not have an upper hand in our company's ability to move forward as you are not an active participant in the day to day operations. As management, we guarantee to do everything in our power to accelerate the company's growth in the most favorable manner for all parties involved however as a minority holder you will be compensated only if the company achieves its goals for growth and prosperity.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Our team in charge of all company's operations will carry the responsibility of making the best decision to our discretion for the company.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Additionally as a young company new opportunities arise on a daily basis, with larger order coming in from our new and older partners and it will be in our main interest to allocate funds for manufacturing, fulfilling orders and maintaining our strong position with international distributors as a priority to allow the company to remain on track for growth.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Since w are utilizing an innovative wireless technology that has only recently been introduced to the public and made available through the developments of wireless-enabled smartphones, the adaption of technology by larger more equipped companies has only started now and will continue to introduce new applications of the QI technology by bringing new wireless solutions to the market.

We are an early stage company and have limited revenue and operating history

The Company has a short history, but a promising growth. If you are investing in this company, it's because you think that SoloQi is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Our track record is limited and therefore subject to uncertainties and risk factors apparent to any young company with limited operating history.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. We have an added value proposition to our products, which is our main competitive advantage but as a young startup in a highly competitive market, our resources are limited. However, our success is not determined only by our unique intellectual property, rather our unique design, business model, and approach which is not solely influenced by our patent.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
B Ventures, Inc.	1,866,666	Common Stock	66.67
Solo Avital	933,333	Common Stock	33.33

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 428,000 of Common Stock.

Common Stock

The amount of security authorized is 4,000,000 with a total of 2,799,999 outstanding.

Voting Rights

One vote for share. Please see voting rights below.

Material Rights

Votings Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the company, Investors will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $675,000.00
  Number of Securities Sold: 60

Use of proceeds: R&D, Patent filing, Manufacturing
Date: November 28, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,799,939
  Use of proceeds: N/A
  Date: July 23, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for the fiscal year 2019 was $87,998 as we launched in November 2019. Sales were generated through our test pilot at 20 b8ta stores and tradeshows, which were halted due to COVID. Since our highest conversion rate occurred in physical interactions with our products, our main focus was directed towards opening additional physical stores, partnering with tradeshows and events, a strategy that will resume in 2021. Our revenue for the fiscal year 2020 was $46,812 generated mainly through b8ta stores sales, and our online website as well as our partnering marketplaces. Our soft launch generated many international partnerships as evident in our recent launch in Australia, Japan, Dubai, and France, as well as focusing on capturing the holiday season momentum in the US where we are expected to significantly improve our sales.

<u>Cost of sales</u>

Cost of sales in 2019 was $52,799, which decreased in 2020 to $27,560 and is projected to further decrease due to higher manufacturing batch which entails lower COGS and higher margins, as well as reduction of rental costs with our partners who are transferring to a rev-share model due to the success of our products that are becoming best-sellers with our retail partners.

Gross margins

In 2019 we manufactured our first test pilot of MOQ our gross profits amounted to $35,199, in 2019 based only on two months of sales as we launched in November. Our 2020 gross profit of $19,252 reflects the first 8 months of 2020, highly affected by the pandemic, is projected to increase by a significant amount as the holiday season is approaching, where we are estimated to reach approx. $280,000 in sales.

Expenses

The Company's expenses consist of, among other things, compensation, retailer rent, postage, local and international shipping, website development, marketing, sales, travel expenses, rent, computer and website hosting, insurance and operations, bank and credit card charges, fees for professional services, research and development expenses, and manufacturing expenses amounting to $221,151 in 2019 and $207,370 in 2020.

Historical results and cash flows:

The areas that were most cash-flow intensive in the short operating history of the company were directed toward an increase of inventory, purchase of equipment, and marketing and consignment rent partnerships with luxury retailers to expand the exposure and outreach of the company. We anticipate manufacturing, marketing, and retail rent to remain the most intensive cash flow areas in the near future as well as manufacturing costs and research and development designated toward our upcoming products.

Previous cash was mainly generated in investment as well as profits generated from sales both direct to consumers and our partnerships with b8ta innovation stores, as well as other luxury retailers in the US and globally.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently, the capital resources available to the company include $195,232 worth of inventory in our Los Angeles based warehouse and $5572 of remaining capital available.

We have pre-orders from our international partners and an opening in Dubai with investor meetings planned as well as a press conference an investor summit aimed to yield significant capital for the company.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised throughout the campaign are crucial to our ability to manufacture and supply the growing demand for our products both locally and internationally.

Our soft launch was a huge success, and to copy the model to a Hard Launch requires funds that will be invested in marketing online and offline to increase brand reach.

Additional financial resources are available to us in a form of $195K worth of inventory, available for the US market.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised throughout the campaign will constitute approx. 90% of readily available resources targeted toward manufacturing and marketing.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum we will use the funds to promote marketing efforts in the US and sell our inventory which will sustain us for about a year.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum amount of revenue we are going to pursue our international distribution deals immediately by manufacturing new inventory.

We will continue with our marketing efforts to generate additional revenue and grow the company to pave our way toward becoming a lifestyle brand.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of capital would be available through our personal network of investors.

We have an upcoming trip to Dubai for our opening in b8ta in the Dubai Mall, followed but an investor summit where we will present SoloQi to leading investors, as well as personal meetings planned throughout the trip with the goal of raising additional significant capital.

Indebtedness

- **Creditor:** Small Business Administration (SBA)
  Amount Owed: $51,400.00
  Interest Rate: 3.75%
  Maturity Date: April 14, 2050
  On June 12th, 2020, the Company secured a loan of $51,400. The loan is secured by tangible and intangible property and calls for monthly payments of principal and interest of $251. Interest is calculated at a fixed rate of 3.75% per annum. Monthly payments are deferred for twelve months from the date of the note and matures thirty years from the date of the note.

Related Party Transactions

- **Name of Entity:** Solo Avital
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan to the stockholder, no interest rate. In the amount of $89,272
  Material Terms: Loan to the stockholder, payable on demand with no definite date of repayment with no interest rate.

- **Name of Entity:** Alain Bibliowicz
  Relationship to Company: Director
  Nature / amount of interest in the transaction: no interest rate. Prior director. In the amount of $26,900
  Material Terms: no interest rate.

Valuation

Pre-Money Valuation: $6,999,997.50

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. Since our soft launch, we have become the best-seller in high-end luxury retailers, we sold out in major conferences and signed deals with large strategic partners both nationally and internationally.

Our main go-to-market strategies include the continuation of the expansion of partnerships with local and global distributors, as well as selling through our own channels with a unique promotional strategy.

In addition, we developed a licensing model to cater to any size events, trade shows, and conferences by replacing charging stations, having onsite agents, strongly bolstered by our customization features which provide promotional incentives and revenue share models for the event organizers.

Key Factors:

#1 Traction:

SoloQi reached $117K in sales in the first 4 months since we launched, in selected b8ta stores, we became among the best selling products at the chain, additionally, we sold out in CEDIA Expo, generating orders from all over the world and partnerships opportunities with other brands, distributors and innovation stores.

#2 Partners and Distrbutors:

We signed a contract with ActionLink/Wireless Advocates to expand to over 500 locations in the USA such as Costco dedicated kiosks, 130 military bases stores, and airport duty-free locations. We signed a contract with IMMINENT VC who acts as both financial backings for manufacturing and inventory and entry to Apple stores.

Distribution with Sanborns, a Mexico based chain of stores owned by Grupo Caros, Carlos Slim Domit, which made SoloQi available at top stores in Mexico and online opening doors to distribution in Latin America. We launched SoloQi with local distributors in Tokyo Japan on August 1st, 2020

Further, we signed a contract with Artcom, focused on wide-scale distribution in Europe. We are launching SoloQi with Litmos Labs Australia located in MYER Department stores

In Conclusion:

We believe are launching the next innovation breakthrough in this market segment, on way to enter Apple stores, in addition, we have a second penetration strategy of collaborating with events, this alongside major deals with other distributors both nationally and internationally growing on a daily basis, plus our sales results in just 4 months, is the foundation of our valuation. The company determined its pre-money valuation internally without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The company currently only has one class of stock and no outstanding convertible securities, warrants, stock options or other securities with a right to acquire shares.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  50.0%
  Fulfill orders nationally and internationally.

- *Marketing*
  40.0%
  Expand marketing efforts online and offline

- *Research & Development*
  6.5%
  developing a new product

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  expanding marketing efforts online and offline

- *Research & Development*
  6.5%
  developing a new product

- *Inventory*
  50.0%
  fulfilling local and global orders

- *Company Employment*
  10.0%
  salaries

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://soloqi.com/ (https://soloqi.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/soloqi

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SoloQi® Corp

[See attached]

SOLOQI CORP.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
SoloQi Corp.
Miami, Florida

We have reviewed the accompanying financial statements of SoloQi Corp. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 26, 2021
Los Angeles, California

SoloQi Corp.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	58,251	$	104,809
Account receivables, net		-		64,350
Inventories		161,594		222,793
Prepaids and other current assets		135,218		54,080
Total current assets		**355,063**		**446,031**
Property and Equipment, net		3,789		4,222
Security deposit		-		17,250
Total assets	$	**358,852**	$	**467,503**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account Payables	$	68,878	$	56,878
Credit cards		3,210		11,433
Current portion of Loan Payable		1,713		-
Other current liabilities		658		3,472
Total current liabilities		**74,459**		**71,783**
Loan Payable		49,687		-
Total liabilities		**124,146**		**71,783**
STOCKHOLDERS EQUITY				
Common Stock		285		1,000
Additional Paid in Capital		690,364		580,672
Equity Issuance Cost		(3,823)		-
Retained earnings/(Accumulated Deficit)		(452,120)		(185,952)
Total stockholders' equity		**234,706**		**395,720**
Total liabilities and stockholders' equity	$	**358,852**	$	**467,503**

See accompanying notes to financial statements.

SoloQi Corp.
STATEMENTS OF OPERATIONS
 (UNAUDITED)

- 3 -

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	89,754	$	87,998
Cost of goods sold		55,408		52,799
Gross profit		34,346		35,200
Operating expenses				
General and administrative		249,563		198,418
Sales and marketing		51,170		22,733
Total operating expenses		300,733		221,151
Operating income/(loss)		(266,387)		(185,952)
Interest expense		321		-
Other Loss/(Income)		(540)		-
Income/(Loss) before provision for income taxes		(266,168)		(185,952)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(266,168)	$	(185,952)

See accompanying notes to financial statements.

SoloQi Corp.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid in Capital	Equity Issuance Cost	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount				
Balance—December 31, 2018	-	$ -	$ -		$ -	$ -
Issuance of Common Stock	1,000	1,000	580,672		-	581,672
Net income/(loss)	-	-	-		(185,952)	(185,952)
Balance—December 31, 2019	1,000	$ 1,000	$ 580,672		$ (185,952)	$ 395,720
Issuance of Common Stock	2,798,999	280				280
Capital Raised on Crowdfunding	47,877	5	109,208	(3,823)	-	105,390
Net income/(loss)	-	-	-		(266,168)	(266,168)
Balance—December 31, 2020	2,847,876	$ 285	$ 690,364	$ (3,823)	$ (452,120)	$ 234,706

See accompanying notes to financial statements.

SoloQi Corp.
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(266,168)	$	(185,952)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		433		108
Shared Based Compensation		-		-
Changes in operating assets and liabilities:				
Account receivables, net		64,350		(64,350)
Inventories		61,199		(222,793)
Prepaid expenses and other current assets		(81,139)		-
Account Payables and accrued expenses		963		71,624
Security Deposit		17,250		(17,250)
Net cash provided/(used) by operating activities		**(203,113)**		**(418,612)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(4,330)
Net cash provided/(used) in investing activities		**-**		**(4,330)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		-		1,000
Capital Contributions				580,672
Loan to Stockholder				(54,080)
Loan from Related Party				159
Capital raised on Crowdfunding		105,155		-
Borrowing on Loan Payable		51,400		
Net cash provided/(used) by financing activities		**156,555**		**527,751**
Change in cash		(46,558)		104,809
Cash—beginning of year		104,809		-
Cash—end of year	$	**58,251**	$	**104,809**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

SoloQi Corp. was founded on February 28, 2019 in the state of Delaware. The financial statements of SoloQi Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

The company manufactures and sells portable phone charges to local and national retailers and wholesalers under normal trade credit terms.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs finished goods which are determined using First-in-first-out (FIFO) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and Equipment	5 years

Income Taxes

SoloQi Corp is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its portable phone charges.

Cost of sales

Costs of goods sold include the cost of finished goods, packaging and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $51,170 and $22,733, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 26, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Finished goods	$ 161,594	$ 222,793
Total Prepaids and other current assets	**$ 161,594**	**$ 222,793**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Due from the owners	$ 128,029	$ 54,080
Prepaid expenses	1,139	-
Deposits held on Escrow- Start Engine	6,051	-
Total Prepaids and other current assets	**$ 135,218**	**$ 54,080**

Other current liabilities consist of the following items:

As of December 31,		2020		2019
Tax Payable	$	337	$	812
Accrued expenses			$	2,500
Accrued interest		321		-
Other current liabilities		-		160
Total Other Current Liabilities	$	658	$	3,472

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consist of:

As of Year Ended December 31,		2020		2019
Furniture and Equipment	$	4,330	$	4,330
Property and Equipment, at Cost		4,330		4,330
Accumulated depreciation		(541)		(108)
Property and Equipment, Net	$	3,789	$	4,222

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $433 and $108 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 4,000,000 shares of common shares with $0.0001 par value. Before July 15, 2020, when Amended and Restated Certificate of Incorporation was issued, the company was authorized to issue 1,000 with $1 par value. As of December 31, 2020, and December 31, 2019, 2,847,876 and 1,000 have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The summary of the Company's loans, notes, and the terms is as follows:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 51,400	3.75%	10/6/2020	10/6/2050	$ 321	$ 321	$ 1,713	$ 49,687	$ 51,400
Total					$ 321	$ 321	$ 1,713	$ 49,687	$ 51,400

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020

2021	$	1,713
2022		1,713
2023		1,713
2024		1,713
2025		1,713
Thereafter		42,833
Total	$	**51,400**

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(72,898)	$	(42,951)
Valuation Allowance		72,898		42,951
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(115,849)	$	(42,951)
Valuation Allowance		115,849		42,951
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $429,069 and the Company had state net operating loss ("NOL") carryforwards of approximately $429,069. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

From 2019 and 2020, the company loaned $128,029 to the shareholders. There is no maturity date and interest rate set.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	36,000
2022		36,000
2023		36,000
Thereafter		36,000
Total future minimum operating lease payments	$	**144,000**

Rent expense was in the amount of $ 70,500 and $ 53,264 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 26, 2021 the date the financial statements were available to be issued.

Subsequent to December 31, 2020, the Company sold additional 30,613 shares of common stock through its Regulation CrowdFunding ("Reg CF") on StartEngine, LLC. The Company recognized gross proceeds of $71,857. In connection with this offering, the Company incurred offering costs of $2,545, which reduced additional paid-in capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Solo Avital:
Dear, phone chargers, it's not easy to say this, but you suck. Look, we've tried everything. We've tried the bricks. We've tried all the other sticks. We bought tons of cables. We've tried this and this.

Speaker 2:
They call it a "wireless charger," but it's actually wired.

Solo Avital:
What's up with the car mounts?

Speaker 3:
Watch the road.

Speaker 4:
Does it charge?

Speaker 5:
No, it keeps on falling.

Solo Avital:
Seriously, we can do better than this. I want to wake up every morning, grab my phone and never let it go. I want to use my phone while charging it at the same time, everywhere. I want to charge it in the car without fiddling with cables. I want my passengers to be able to charge. I want to charge everywhere. I want to charge all my devices and charge two at the same time. I want my peace of mind. I want a solution I can depend on. I want to stop wasting money. I want value for my dollar.

Solo Avital:
Phone chargers, what if you could be more like this?

Solo Avital:
My name is Solo. I've been a creative person all my life. I'm coming from music and post production background, 3-D animation, visual effects for TV and cinema, made a few documentaries, directed commercials. I was always on the run and always running out of battery. It really made no sense to me. I figured if I can create a 3-D model of the whole city of Venice for an opening title of a movie, maybe I'm also capable of designing a charging solution for myself.

Solo Avital:
Going from post production to product design felt like a natural progression. It was a very painstaking process, but that's exactly what I'm good at. From the very first functional prototype, it was evident that we were onto something here.

Solo Avital:
SoloQI is a unique product with a unique business plan. Our patented magnetic pads are tailor made for making licensing deals.

Speaker 6:
The sticker is a picture of my dog. I have my screensaver on the front and the back.

Solo Avital:
Finding a manufacturing partner that has the engineering in house was key to reduce costs. It's one of the factors that allows us to bring premium products at affordable prices for the consumer. We had an excellent launch with beta stores nationwide in November.

Tina Zayas:
SoloQI has performed phenomenally in our stores.

Domi Gonzalez:
The product's doing really well. People love it. People love the versatility of it.

Solo Avital:
We've signed a contract with Imminent VC.

Dov Friedman:
Felt like this was the first real innovation in chargers that I've seen in a long time. I felt like it was a good product for us to get involved with and for me to bring to the guys at Apple.

Speaker 10:
I've got the future here in my hand.

Solo Avital:
We're setting new partnerships all over the world.

Adam Aldous:
If you want to give it the green light, let me know, and then we can sort of draft our agreements.

Solo Avital:
Now we're ready for the hard launch and that's where you come in. We're raising the funds to produce the next batch for the international demand. We are writing the first chapter in becoming a luxury brand. Now is the best time to join us. Thank you, StartEngine

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.